

Mail Stop 4561

June 29, 2016

David H. Clarke
Chief Executive Officer
Monster Digital, Inc.
2655 Park Center Drive, Unit C
Simi Valley, California 93065

> **Re: Monster Digital, Inc. (f/k/a Tandon Digital, Inc.)**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed June 24, 2016**
> **File No. 333-207938**

Dear Mr. Clarke:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Where we refer to prior comments we are referring to our letter dated June 17, 2016.

Litigation, page 73

1.   It appears you provided recent updates on the proceeding pertaining to Memphis Electronics in response to prior comment 4. However, the disclosures relating to the Phison Electronics, Corp and Unigen Corporation matters were not updated. Please provide updated disclosure or advise.

Principal Stockholders, page 93

2.   We note your revisions in response to prior comment 8. It appears that you should revise the table to reflect the shares subject to cancellation described in footnote 2.

   Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Thomas Poletti, Esq.
       Manatt, Phelps & Phillips LLP